================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of April, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X            Form 40-F
                             -----                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -------

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                      No   X
                       -----                   -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .
                                                 -------

================================================================================

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

April 14, 2003

Korea Electric Power Corporation ("KEPCO") will hold an investor presentation meeting with its investor community on April 29, 2003 (16:00, Seoul time) at the 63 Building in Youido, Seoul, Korea. The main topics to be covered during the presentation will be KEPCO's financial and management information, status of the electricity industry restructuring and other pertinent information, followed by a management discussion with the investors.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         KOREA ELECTRIC POWER CORPORATION



                                         By: /s/ Myung-Whan Kim
                                            ------------------------------------
                                         Name:  Myung-Whan Kim
                                         Title: General Manager
                                                International Finance Department

Date: April 14, 2003